PRESS RELEASE

GOLDCORP INVESTS IN BIOTEQ

Toronto, March 20, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that it has purchased (as part of a brokered private placement) 2,000,000 units of BIOTEQ Environmental Technologies Inc. (BQE:TSX-VEN) at a price of CDN$0.50 per unit.  Each unit consists of one common share and one non transferable common share purchase warrant providing the right to purchase one common share at a price of CDN$0.65 per share during the first year and $0.75 during the second year.  The securities issued in connection with the private placement are subject to a four month hold period from the date of issue thereof.

Upon closing of this transaction Goldcorp will own 8.6% of the outstanding shares of BioteQ.  Assuming Goldcorp exercises all of its warrants the Company will own 15.9% of BioteQ on a partially diluted basis.  These units were purchased for investment purposes.  BioteQ is a Canadian industrial process technology company that has developed the patented BioSulphide Processtm for water treatment and sulphide reagent production.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Corporate Office:

Chris Bradbrook                                                145 King Street West

Vice President, Corporate Development             Suite 2700

Telephone: (416)865-0326

                        Toronto, Ontario

Fax: (416)361-5741                                           M5H 1J8

e-mail: info@goldcorp.com

                        website: www.goldcorp.com